

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

Via E-mail
Robert J. Zollars
Chairman and Chief Executive Officer
Vocera Communications, Inc.
525 Race Street
San Jose, California 95126

> **Re: Vocera Communications, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 1, 2011**
> **File No. 333-175932**

Dear Mr. Zollars:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file all exhibits, including your legal opinion, as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3.   Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Prospectus Summary, page 1

4.   We note references to third party information throughout the prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. This includes providing support for statistics and information disclosed pursuant to independent studies and research conducted by you. We note disclosure of certain studies on pages 77 and 78.

Prospectus Summary, page 1

Overview, page 1

5.   Please disclose upon what basis you claim to be "a leading provider of mobile communication solutions." Please revise to indentify the approximate market share you hold, or clarify how you define "leading" if not based upon market share. Refer to Item 101(c)(x) of Regulation S-K.

Summary Consolidated Financial Data, page 9

6.   Revise your discussion beginning on page 11 to indicate that management also uses Adjusted EBITDA in making compensation determinations.

Risk Factors, page 13

We depend on sales of our Voice Communication solution in the healthcare…, page 13

7.   We note your disclosure on pages 13 and 21 that your Voice Communication solution requires a substantial upfront investment by customers. Please specifically discuss the type of substantial investment your healthcare customers must make when deploying your solution. If known, please provide an estimate of the average monetary investment made by hospitals or healthcare facilities, depending on size, upon deployment of your solution.

Our success depends upon our ability to attract, integrate and retain key personnel…, page 21

8.   Please revise your disclosure to identify the members of your senior management team that you consider to be key to your business.

<u>We face potential liability related to the privacy and security of personal information collected through our solutions, page 23</u>

9.   Revise your disclosure to discuss the potential impacts of data breaches on your business and the steps you are taking to identify and mitigate those risks.

<u>We will incur increased costs as a result of operating as a public company…, page 28</u>

10.   Please quantify the additional costs you expect to incur as a result of being a public company.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50</u>

<u>Results of Operations, page 54</u>

11.   We refer to your discussion of changes in product revenue for the periods presented. On pages 55 and 57 you state that product revenue increased primarily due to sales of your Voice Communication solution to new customers and increased deployments by existing customers. It is unclear from your current disclosure to what extent new and existing customers affected the changes in revenue. Accordingly, please revise your disclosure to clearly explain and quantify each material factor that contributed to the reported changes in revenue and related costs for the periods presented, providing insight into the underlying business drivers or conditions that contributed to the changes. You should also disclose if you believe these trends are indicative of future performance. For further guidance, please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

<u>Liquidity and Capital Resources, page 61</u>

12.   Your discussion of cash flows from operating, investing and financing activities appears to be a mechanical recitation of your cash flow statement. Revise to provide not only a "discussion," but an "analysis" of historical information as well as known trends, demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Given the significant changes in your cash flows in the past several years, you should also revise your discussion to provide insight into the underlying internal and external business factors driving such changes as seen through the eyes of management. For further guidance, please refer to Item 303 of Regulation S-K as well as section IV of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation in Release No. FR-72.

Term Loan Facility, page 62

13.   Revise your disclosure to discuss how the remaining $4.0 million borrowed under your term loan facility was used.

Stock-based compensation, page 66

14.   Please expand the table on page 67 to include the fair value of your options and total compensation expense at each grant date. We may have additional comments when you disclose the anticipated offering price.

15.   Please expand the disclosure on page 70 to describe the primary factors that contributed to the increase in the fair value of common stock to $1.85 per share in July 2011.

16.   For each period for which an income statement is presented, please revise to disclose total compensation cost for share-based payment arrangements recognized in the statements of operations.

17.   As of the latest balance sheet date presented, please disclose the total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized.

Business, page 74

Our Strengths, page 78

18.   In relation to the deployment of your solutions in new hospitals, please describe more specifically how entire workflows and care processes have been designed around the use of your solutions.

Our Strategy, page 79

19.   Describe how you have structured and incentivized your sales organization to focus on sales to new customer sites, specifically within large health systems. Specify whether prospective sales of your solutions will primarily focus on larger hospitals and healthcare facilities.

Marketing, page 83

20.   Discuss the significance, other than being able to participate in customer events sponsored by AHA Solutions, of receiving an exclusive endorsement of AHA Solutions, a subsidiary of the American Hospital Association.

Intellectual Property, page 85

21.   Please disclose in what international jurisdictions you have been granted patents and
        where you have pending patent applications.

Government regulations and standards, page 87

Electrical standards and FCC regulations, page 88

22.   Your disclosure is vague in this section. Revise to discuss specific existing
        regulations issued by the FCC that affect your operations. Please also discuss the
        comparable standards and regulations applicable to you outside the United States.

Executive Compensation, page 99

Cash compensation element, page 101

23.   Revise your disclosure in the final sentence on page 102 to reflect your acquisitions
        completed September through December 2010, rather than September through
        December 2011.

24.   Please revise your disclosure to describe the specific individual performance goals for
        each named executive officer that are taken into account when determining your
        annual cash incentive compensation awards. Also, disclose the extent to which each
        of the individual performance goals were met. We note disclosure on page 103 that
        each named executive officer achieved between 75% and 100% of their individual
        performance goals. Refer to Item 402(b)(2)(vii) of Regulation S-K.

25.   In addition, please disclose, for each named executive officer, the target and
        maximum payouts related to each of your company-wide performance measures of
        bookings and adjusted EBITDA. We note the target bonus attributable to each
        measure accounts for 40% of an executive's target bonus.

2010 Summary compensation table, page 106

26.   We note your disclosure in footnote four that the amount included in the Non-equity
        incentive plan compensation column for Mr. Flury also includes sales commission
        compensation paid for bookings made by Mr. Flury in 2010. Revise to provide the
        specific bonus amount paid to Mr. Flury pursuant to the sales commission award.
        Please also revise your disclosure to discuss the specific target of bookings that must
        be met in order for Mr. Flury to receive an additional approximately 50% of his
        salary.

Certain relationships and related person transactions, page 119

Other transactions, page 120

27.   Please file a copy of the Put and Call Agreement as an exhibit to your registration
statement.

Lock-up agreements, page 130

28.   Please file copies of any lockup agreements as exhibits to the registration statement.

Revenue Recognition, page F-13

29.   We note from your disclosure on page 52, that product revenue is generally
recognized upon shipment of hardware. In this regard, please expand your revenue
recognition policy to describe those factors that support your conclusion that revenue
recognition is appropriate upon shipment.

30.   Please expand your revenue recognition accounting policy to disclose the following
information as it relates to your multiple element arrangements. Specifically discuss
any related unspecified software upgrades, maintenance and support contracts you
provide to your customers. Disclose all of the following information by similar type
of arrangement:

   a.   all of the significant deliverables within your arrangements;
   b.   the general timing of delivery or performance of service for the deliverables
        within your multiple element arrangements;
   c.   performance-, cancellation-, termination-, and refund-type provisions;
   d.   whether the significant deliverables in your arrangements qualify as separate units
        of accounting, and the reasons that they do not qualify as separate units of
        accounting, if applicable;
   e.   the general timing of revenue recognition for significant units of accounting; and
        separately, the effect of changes in either the selling price or the method or
        assumptions used to determine selling price for a specific unit of accounting if
        either one of those changes has a significant effect on the allocation of
        arrangement consideration. Please refer to the guidance in ASC 605-25-50-2.

Acquisitions, page F-21

31.   We refer to your acquisition of the OptiVox product line in October of 2010 in
exchange for $3.8 million in cash and the right to purchase 1.7 million shares of your
common stock. Please tell us how you considered this right in accounting for the
purchase of OptiVox and revise to disclose the significant terms of the right
agreement.

32.   We refer to your acquisition of Wallace Wireless, Inc. in December of 2010 in exchange for $2.1 million in cash and the right to purchase 675,676 shares of your common stock. Please tell us how you considered this right in accounting for the purchase of Wallace Wireless, Inc. and revise to disclose the significant terms of the rights agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gordon K. Davidson, Esq.
        Fenwick & West LLP